

June 10, 2024

Timothy F. Murphy
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road
Buffalo, New York 14219

> **Re: Gibraltar Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 8-K filed February 21, 2024**
> **File No. 000-22462**

Dear Timothy F. Murphy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition on Contracts with Customers, page 29

1.  We note for certain contracts you recognize revenue over time under the cost-to-cost method which requires subjective judgment and estimation to determine total costs expected to be incurred at contract completion. You indicate such estimates are updated and any changes in estimates are recognized in the period the change becomes known. You also indicate provisions for estimated losses on uncompleted contracts are made in the period such losses are determined. Please tell us whether you have recognized material favorable or unfavorable changes in estimates with respect to these contracts and provide us the gross amounts of favorable and unfavorable changes recognized during each period presented as part of your response. Please also tell us the amount of contract losses recognized during each period presented and the status of material loss contracts. Please revise your disclosures in future filings to quantify and discuss the gross impacts of

changes in contract estimates, including contract losses, during each period presented pursuant to Item 303(b)(3) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

(3) Revenue, page 46

2. We note you disclose contract assets consist of costs in excess of billings and are presented in accounts receivable. Please clarify the nature of the performance obligations that costs in excess of billings relate to and explain if and how you determined your right to this consideration is unconditional. If your right to this consideration is conditioned on something other than the passage of time, please revise your balance sheet presentation of these amounts in future filings or explain how you determined your current presentation complies with ASC 606-10-45-1 and 45-4.

3. We note you disclose the amounts of revenue recognized during each year presented that were in contract liabilities at the beginning of the respective periods. Please revise or clarify your disclosures in future filings to explain why, in the two preceding years, the amount of revenue recognized exceeded the contract liability balance at the beginning of each respective period.

(13) Fair Value Measurements, page 58

4. In regard to non-recurring fair value measurements, please revise future filings to quantify and disclose the estimated fair values/carrying values of the impaired assets.

(20) Segment Information, page 63

5. Please revise future filings to fully comply with the disclosures required by ASC 280-10-50-41. In this regard, we note you disclose net sales and long-lived assets by geographic region but do not separately disclose net sales and long-lived assets for the US and any other individual foreign country in North America, to the extent material.

Form 8-K filed February 21, 2024

Exhibit 99.1, page 1

6. Please revise future filings to address the following labeling/titling and prominence issues related to the non-GAAP financial measures you present:
   - We note you label certain GAAP and non-GAAP financial measures using the same titles with centered headings to distinguish GAAP and non-GAAP amounts. We also note certain instances in which you disclose a change in an amount using a GAAP title, but the disclosed change relates to a non-GAAP financial measure. For example, you disclose "net sales increased 5.1%"; however, it appears adjusted net sales increased 5.1%. For each non-GAAP financial measure you present, properly label and title it as required by Question 100.5 of the Division of Corporation Finance's

Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
- We note you discuss certain non-GAAP financial measures but do not discuss the most directly comparable GAAP measure with equal or greater prominence. For example, you discuss adjusted operating margin by segments but do not discuss GAAP operating margin by segment. For each non-GAAP financial measure you discuss, discuss the most directly comparable GAAP measure with equal or greater prominence as required by Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

7. We note your reconciliations of GAAP Measures to Non-GAAP Financial Measures appear to essentially represent non-GAAP income statements. Please explain to us how you determined your reconciliations are appropriate based on the guidance in Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise them in future filings.

8. Please tell us and revise future filings to address the following related to the non-GAAP adjustments you present:
- Fully explain each non-GAAP adjustment.
- Explain and reconcile how the non-GAAP adjustments under the restructuring columns relate to the restructuring expenses disclosed in your financial statements.
- Fully explain what the non-GAAP adjustments under the portfolio management column represent and how they were determined.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing